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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Kendle International Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

48880L 10 7
(CUSIP Number)

December 31, 2002
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)

[_]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 4 pages

CUSIP No. 48880L 10 7	13D	Page 2 of 4 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Candace Kendle

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [_] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,194,383

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,194,383

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,194,383

10.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (11) 9.3%

12.	Type of Reporting Person (See Instructions) IN

Page 3 of 4 pages

Item 1(a)          Name of Issuer:    Kendle International Inc.

Item 1(b)          Address of Issuer's Principal Executive Office:

                          1200 Carew Tower
                          441 Vine Street
                          Cincinnati, Ohio 45202

Item 2(a)          Name of Person Filing:    Candace Kendle

Item 2(b)          Address of Principal Business Office:

                          1200 Carew Tower
                          441 Vine Street
                          Cincinnati, Ohio 45202

Item 2(c)          Citizenship:     U.S.A.

Item 2(d)          Title of Class of Securities:    Common Stock, No Par Value

Item 2(e)          CUSIP Number:     48880L 10 7

Item 3              If this Statement is Filed Pursuant to Rule 13d-1(b), or
                        13d-2(b), check whether the Person Filing is a:    N/A

Item 4             Ownership:

(a) (b) (c)	See Item 9 of cover page. See Item 11 of cover page. See Items 5-8 of cover page.

         Shares numbers in Items 5, 7 and 9 include options for 2,710 shares that are exercisable within 60 days and 18,236 shares held directly by Dr. Kendle’s mother.

         Beneficial ownership for Dr. Kendle does not include 609,000 shares held in trust by the Kendle Bryan Stock Trust and the Mark Brettschneider Stock Trust, under which her children are beneficiaries. Dr. Kendle has no voting or dispositive power with respect to these shares.

Item 5             Ownership of 5% or Less of Class:     N/A

Item 6             Ownership of More Than 5% on Behalf of Another Person:    N/A

Page 4 of 4 pages

Item 7              Identification and Classification of the Subsidiary which Acquired the Security being
                         Reported on by the Parent Holding Company:     N/A

Item 8              Identification and Classification of Members of the Group:     N/A

Item 9              Notice of Dissolution of Group:    N/A

Item 10              Certification:    N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2003 Date /s/Candace Kendle Signature Candace Kendle Name/Title